SUPPLEMENT Dated August 28, 2014
To the Current Prospectus and Statement of Additional Information for:

Voya Marathon Plus	Voya Multi-Vest
Voya Variable Annuity	Voya Extra Assets
Voya Select Opportunities	Voya Growth Plus
Voya Income Annuity	Voya Growth Plus New York

Issued by Voya Retirement Insurance and Annuity Company
Through Its Variable Annuity Account B, Its Variable Annuity Account I and
Its Variable Annuity Account G

This supplement updates the prospectus and the statement of additional information for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- The name ING will be replaced with the name Voya in all product names (e.g., ING Marathon Plus will be renamed Voya Marathon Plus).

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.